NO ACT

DC

P.E. 12-7-07



DIVISION OF CORPORATION FINANCE



07085543

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

RECD S.E.C.
DEC 1 2 2007
1086

December 12, 2007

Mark G. English
General Counsel and Assistant Secretary
Great Plains Energy Incorporated
P.O. Box 418679
Kansas City, MO 64141-9679

Act: 1934
Section:
Rule: 14A-8
Public Availability: 12/12/2007

Re: Great Plains Energy Incorporated
Incoming letter dated November 7, 2007

Dear Mr. English:

This is in response to your letter dated November 7, 2007 concerning the submission by Conrad Gebhart to Great Plains. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
DEC 1 7 2007
THOMSON FINANCIAL

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Conrad Gebhart
dnamark@msn.com

RECEIVED
2007 NOV -8 PM 4:33
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE



GREAT PLAINS ENERGY

1934 Act, Section 14(a)

Rules 14a-8(f), 14a-8(i)(3), 14a-8(i)(4) and 4a-8(i)(7)

November 7, 2007

VIA FEDERAL EXPRESS

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Great Plains Energy Incorporated: Omission of Shareholder Proposal Submitted by Conrad Gebhart

Ladies and Gentlemen:

On behalf of Great Plains Energy Incorporated (the "Company" or "Great Plains"), I enclose, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), five additional copies of this letter, along with six copies of a shareholder proposal by Conrad Gebhart (the "Proponent"), for inclusion in the Company's proxy materials for the 2008 Annual Meeting of Shareholders. The proposal and supporting statement are collectively referred to as the "Proposal."

I respectfully request that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action to the Securities and Exchange Commission (the "SEC") if the Company omits the Proposal from its 2008 proxy materials. I am sending a copy of this letter to Mr. Conrad as formal notice of the Company's intention to exclude the Proposal from its 2008 proxy materials.

The Proposal and Proponent Communications

The Proposal reads:

WHEREAS in an environment of energy independence and alternative energy power development nuclear power generation necessitates a continuing review of needs within transmission line grids.

WHEREAS nuclear power generation applications are under current reports increasingly being submitted to the Nuclear Regulatory Commission and Public Service commissions.

WHEREAS the area of the old Oregon, Missouri, InterUrban (ELECTRIC) is along the current MO., Hwy. Route "T" (minor collector), and excavations onto firm limestone foundations have been accomplished by MoDOT leaving by their foresight a gradient to 18,000-20,000 acre watershed for gravity flow water resources, in the UTM location of N. 39 Degrees 57.939 W. 95 Degrees 10.575 we hereby as major shareholders in Great Plains Power ask this shareholder resolution be added to the next general stockholder's meeting.

See Exhibit A.

On September 20, 2007, shortly before receipt of the Proposal, the Company received the following e-mail from the Proponent:

Hell-o;

*Can shareholder's resolutions be sent to KCPL asking to apply to the NRC in resurgence of applications to the NRC for nuclear power plant development? Having been a GXP shareholder in Missouri --GXP's expansion into the network- **-we have a mile of frontage road on Missouri State Hwy T, network transmission lines and most all of the area has been leveled on limestone bedrock, with water reserves close to the Missouri River, and a change in elevation for gravity flow water resources.** All these resources are located at elevation 836 ft, N 39deg 57.939, W 95deg 10.575. We think mile long frontages, gravity flow water points, stable lime foundations, existing transmission lines would do well in a regular nuclear engineering and resurgence of American energy independence with NRC applications for nuclear energy can be feasible. Are shareholder resolution submissions accepted on a regular basis for KCPL expansion into nuclear power energy independence generation?*

Warmest cordialities;

Conrad Gebhart

See Exhibit B (emphasis added).

The Company responded by e-mail on September 24, 2007, as follows:

Mr. Gebhart -

Shareholders wishing to have a proposal included in the proxy statement for the Great Plains Energy Annual Meeting in 2008 must submit a written proposal to the Corporate Secretary by November 21, 2007. Securities and Exchange Commission ("SEC") rules set standards for shareholder proposal requirements

to be included in a proxy statement, including that each shareholder may submit no more than one proposal for a shareholder meeting.

To be eligible to bring a proposal for inclusion in the Proxy Statement, you:

- *must have continuously held at least $2,000 in market value or 1% of our common stock for at least one (1) year as of the date the proposal is submitted to us; and*
- *intend to continue ownership of the shares through the date of the Annual Meeting.*

To be in proper written form, your proposal must set forth as to the matter you propose to bring before the Annual Meeting:

- *a brief description (no more than 500 words in length) of the business to be brought before the shareholder meeting and the reasons for conducting the business at the shareholder meeting;*
- *your name and record address;*
- *the class or series and number of shares of our stock that you own beneficially or of record, including proof of ownership and length of ownership by written statement from the "record" holder of the securities or a copy of the proof of ownership filed with the SEC and a written statement of your intent to continue ownership of the shares through the date of the Annual Shareholders Meeting;*
- *a description of all arrangements or understandings between you and any other person or persons (including their names) in connection with your proposal, and any material interest of you in such proposal; and*
- *your representation that you intend to appear in person or by a qualified representative at the Annual Meeting to bring such business before the meeting.*

KCP&L Legal Dept.

See Exhibit C.

Description of the Company

The Company is a holding company and does not own or operate any significant assets other than the stock of its subsidiaries. Its two operating subsidiaries are Kansas City Power & Light Company ("KCP&L"), an integrated regulated electric utility, and Strategic Energy, L.L.C. ("Strategic Energy"), which provides competitive electricity supply services in certain electricity markets that offer retail choice. KCP&L owns and operates electric generation, transmission or distribution facilities; Strategic Energy does not.

Reasons for Excluding the Proposal

Great Plains believes that the Proposal may properly be excluded from its 2008 proxy materials because, among other grounds for exclusion: (i) the Proponent has not demonstrated his eligibility to submit the Proposal, (ii) the Proposal is materially misleading and does not clearly request a course of action, (iii) the Proposal is tailored to further a personal interest and (iv) the Proposal relates to the ordinary business operations of the Company.

I. The Proponent Has Not Demonstrated Eligibility to Submit the Proposal.

Rule 14a-8(b) requires proponents to satisfy certain eligibility requirements in order to submit a proposal for inclusion in a company's proxy materials for a shareholder meeting. Rule 14a-8(b)(1) requires a proponent to be a security holder and to have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year on the date the proponent submits the proposal. Rule 14a-8(b)(2) provides that the proponent bears the burden of demonstrating compliance with the eligibility requirements in Rule 14a-8(b)(1).

Proponent submitted the Proposal to the Company via e-mail on September 30, 2007. The Proposal stated the Proponent is a "major shareholder[s] in Great Plains Power." However, the Proposal did not address whether Proponent meets the eligibility requirements in Rule 14a-8(b)(1) for Great Plains Energy. See Exhibit A.

Because the name of the Proponent did not appear in the Company's records as a shareholder of record, the Company sent a timely notice by e-mail to him on October 11, 2007, requesting verification of the Proponent's eligibility.[1] See Exhibit D. The Company received no electronic indication that the email was not delivered to Proponent's email address.

In the notice, the Company requested information from the record holder of the Proponent's shares of Great Plains common stock in order to verify that the Proponent continuously held the required amount of Great Plains Energy common stock for at least one year as of September 30, 2007, the date the Proposal was submitted to the Company. The Company attached a copy of Rule 14a-8 to the notice and notified the Proponent of the requirement to respond within 14 days from the date he received the October 11, 2007 e-mail. See Exhibit D.

To date, the Company has not received a response. Accordingly, the Proposal is excludable under Rule 14a-8(f).

[1] The Proponent did not provide his address and the only means of communication known to the Company is his e-mail address. Further, the Company is unaware of any authority or guidance holding that notices to proponents cannot be sent by email. Rule 14a-8 requires only that the notice must be "received" by the proponent. The Company also notes that in *Sky Financial Group, Inc.* (December 20, 2004) 2004 WL 2977545, the company's Rule 14a-8 notices to the proponent were sent by email.

II. The Proposal is Materially Misleading and Does Not Clearly Request a Course of Action.

Rule 14a-8(i)(3) permits the Company to exclude a proposal that is contrary to any of the proxy rules, including rule 14a-9, which prohibits materially false or misleading statements. Further, rule 14a-8(a)(1) provides that the "proposal should state as clearly as possible the course of action that . . . the company should follow." The Proposal fails to meet both of these requirements.

While the Proposal contains three "Whereas" paragraphs, it lacks any statement of what course of action the Proponent proposes. The Commission previously has determined that a proposal could be omitted if it was "so inherently vague and indefinite that neither the shareholders voting on the proposal, nor the Company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *Philadelphia Electric Company* (July 30, 1992) 1992 WL 186643. See also, *Staff Bulletin 14C (June 28, 2005).*

Without a requested course of action, there can be no proposal and therefore nothing for shareholders to approve or disapprove. The Proposal is therefore so vague and indefinite that neither the stockholders voting on the proposal (if included in the proxy materials), nor the Company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the Proposal requires.

The Company's October 11, 2007 letter to the Proponent informed him that it was unable to determine what action, if any, he is seeking and asked him to "clarify what specific action [he is] asking the Company to take." The letter reminded the Proponent that the Proposal and any accompanying supporting statement may not exceed 500 words. See Exhibit D. No response or additional clarification has been received to date.

While the Company believes the Proponent's Proposal should be excluded because it lacks a clearly stated course of action, the Company assumes, for the purposes of this process, that the Proposal requests the construction of a nuclear generating plant at the location referenced therein. The Company's remaining arguments are based upon that assumption.

III. The Proposal is Tailored to Further a Personal Interest.

Rule 14a-8(i)(4) provides that a company may omit a proposal if it is designed to result in a benefit to the proponent, or to further a personal interest, which is not shared by the other shareholders at large. The Company believes the Proposal should be excluded because it is believed to call for the development of a nuclear generating plant to land owned by the Proponent, in violation of Rule 14a-8(i)(4).

The Commission has stated that Rule 14a-8(i)(4) is designed to "insure that the security holder proposal process [is] not abused by proponents attempting to achieve personal ends that are

not necessarily in the common interest of the issuer's shareholders generally." *Exchange Act Release 34-20091* (August 16, 1983). As set forth above, the Proposal and accompanying e-mail communications lead the Company to reasonably believe Proponent's request is for the development of nuclear power generation on or near the land which land he owns. The Proposal is therefore designed to further a personal interest of the Proponent, which other stockholders of the Company at large do not share. Accordingly, the Proposal may be excluded under Rule 14a-8(i)(4).

VI. The Proposal Relates to the Ordinary Business Operations of the Company.

Rule 14a-8(i)(7) provides that a company may omit a proposal if it "deals with a matter relating to the company's ordinary business operations." The Commission has defined "ordinary business" as referring to matters that are not necessarily "ordinary" in the common meaning of the word, and is rooted in the corporate law concept providing management with flexibility in directing certain core matters involving the company's business and operations. *Exchange Act Release No. 34-40018.*

Further, the Commission has provided additional insight into the principal considerations in the Division's application, under the Commission's oversight, of the "ordinary business" exclusion, as follows:

> The general underlying policy of this exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting.
>
> The policy underlying the ordinary business exclusion rests on two central considerations. The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include . . . decisions on production quality and quantity.
>
> The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. This consideration may come into play in a number of circumstances, such as where the proposal involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies.

Id.

In our judgment, the Proposal fits squarely within the category of proposals that the Commission intended to permit registrants to exclude under Rule 14a-8(i)(7) because the Proposal clearly falls within the purview of ordinary business operations. The Proposal requests the development of nuclear generating plant in the "area of the old Oregon, Missouri . . . along the current MO., Hwy. Route "T"." It is well established that proposals such as this, which seek to

specify the location of utility facilities, fundamentally relate to ordinary business operations and, therefore, are excludable under Rule 14a-8(i)(7). See, e.g., *Northern States Power,* (February 11, 1998) 1998 WL 68940, (the decision as to the specific location of a company's power lines is a matter relating to the conduct of the company's ordinary business operations.); *Long Island Lighting Co.* (February 19, 1980) 1980 WL 17890, (the positioning of power lines was a matter relating to the conduct of the ordinary business operations of the issuer.).

The Company recognizes that in certain situations the Staff has taken the position that nuclear power proposals may invoke broad social policies and are, therefore, outside the scope of the ordinary business exclusion. However, not all proposals relating to nuclear power involve broad policy issues and at least one such proposal relating to mere operation of a nuclear facility has been excluded as relating to ordinary business operations. See, e.g., *Carolina Power & Light Co.* (March 8, 1990) 1990 WL 286179 (specific and detailed data about nuclear plant operations related to ordinary business operations).

While the Proposal is apparently in favor of nuclear power, its purpose is not to present any social question; rather, the Proposal apparently proposes that a nuclear power plant be constructed at a specific location. We believe that the Proposal falls squarely within the *Northern States Power* and *Long Island Lighting Co.* line of no-action letters regarding location of facilities, and thus is properly excludable pursuant to Rule 14a-8(i)(7).

Conclusion

For the reasons given above, we respectfully request that the Staff not recommend any enforcement action from the Commission if the Company omits the Proposal from its 2008 proxy materials. If the Staff disagrees with the Company's conclusion to omit the Proposal, we request the opportunity to confer with the Staff prior to the final determination of the Staff's position. We very much appreciate a response from the Staff on this no-action request as soon as practicable. If you have any questions or require additional information concerning this matter, please call me at (816) 556-2608.

Very truly yours,



Mark G. English
General Counsel and Assistant Secretary

Enclosures
cc: Mr. Conrad Gebhart (via e-mail w/encl.)

EXHIBIT A

From: CG Gebhart [mailto:dnamark@msn.com]
Sent: Sunday, September 30, 2007 5:18 PM
To: Comments; shannon.kusilek@modot.mo.gov; darby.logan@modot.mo.gov; dnamark@msn.com
Subject: GXP(kcpl) SHAREHOLDER RESOLUTION

To : P.I.O.
WHEREAS in an environment of energy independence and alternative energy power development nuclear power generation necessitates a continuing review of needs within transmission line grids.
WHEREAS nuclear power generation applications are under current reports increasingly being submitted to the Nuclear Regulatory Commission and Public Service commissions.
WHEREAS the area of the old Oregon, Missouri, InterUrban (ELECTRIC) is along the current MO., Hwy. Route "T" (minor collector), and excavations onto firm limestone foundations have been accomplished by MoDOT leaving by their foresight a gradient to 18,000-20,000 acre watershed for gravity flow water resources, in the UTM location of N. 39 Degrees 57.939 W. 95 Degrees 10.575 we hereby as major shareholders in Great Plains Power ask this shareholder resolution be added to the next general stockholder's meeting.
Warm cordialities,
C G GEBHART

EXHIBIT A

EXHIBIT B

From: dnamark@msn.com
To: comments@kcpl.com; dnamark@msn.com
Subject: SHAREHOLDER RESOLUTION--GXP(KCPL)
Date: Thu, 20 Sep 2007 22:45:48 -0500

Hell-o;

Can shareholder's resolutions be sent to KCPL asking to apply to the NRC in resurgence of applications to the NRC for nuclear power plant development? Having been a GXP shareholder in MIssouri--GXP's expansion into the network--we have a mile of frontage road on Missouri State Hwy T, network transmission lines and most all of the area has been leveled on limestone bedrock, with water reserves close to the Missouri River, and a change in elevation for gravity flow water resources. All these resources are located at elevation 836 ft, N 39deg 57.939, W 95deg 10.575. We think mile long frontages, gravity flow water points, stable lime foundations, existing transmission lines would do well in a regular nuclear engineering and resurgence of American energy independence with NRC applications for nuclear energy can be feasible. Are shareholder resolution submissions accepted on a regular basis for KCPL expansion into nuclear power energy independence generation?

Warmest cordialities;

Conrad Gebhart

EXHIBIT B

EXHIBIT C

From: Comments
Sent: Monday, September 24, 2007 3:18 PM
To: 'CG Gebhart'
Subject: RE: SHAREHOLDER RESOLUTION--GXP(KCPL)

Mr. Gebhart -

Shareholders wishing to have a proposal included in the proxy statement for the Great Plains Energy Annual Meeting in 2008 must submit a written proposal to the Corporate Secretary by November 21, 2007. Securities and Exchange Commission ("SEC") rules set standards for shareholder proposal requirements to be included in a proxy statement, including that each shareholder may submit no more than one proposal for a shareholder meeting.

To be eligible to bring a proposal for inclusion in the Proxy Statement, you:

- must have continuously held at least $2,000 in market value or 1% of our common stock for at least one (1) year as of the date the proposal is submitted to us; and
- intend to continue ownership of the shares through the date of the Annual Meeting.

To be in proper written form, your proposal must set forth as to the matter you propose to bring before the Annual Meeting:

- a brief description (no more than 500 words in length) of the business to be brought before the shareholder meeting and the reasons for conducting the business at the shareholder meeting;
- your name and record address;
- the class or series and number of shares of our stock that you own beneficially or of record, including proof of ownership and length of ownership by written statement from the "record" holder of the securities or a copy of the proof of ownership filed with the SEC and a written statement of your intent to continue ownership of the shares through the date of the Annual Shareholders Meeting;
- a description of all arrangements or understandings between you and any other person or persons (including their names) in connection with your proposal, and any material interest of you in such proposal; and
- your representation that you intend to appear in person or by a qualified representative at the Annual Meeting to bring such business before the meeting.

KCP&L Legal Dept.

EXHIBIT C

EXHIBIT D

From:	English Mark
Sent:	Thursday, October 11, 2007 7:43 AM
To:	'dnamark@msn.com'
Cc:	Schatz Victoria
Subject:	Shareholder Proposal

Mr. Gebhart:

Please see the attached letter in response to your September 30, 2007, email.



procedure
:tter-Gebhart.PDF (.

Mark G. English
Great Plains Energy
1201 Walnut
Kansas City, MO 64106
(816) 556-2608
(816) 556- 2418 (fax)

EXHIBIT D



GREAT PLAINS ENERGY

October 11, 2007

VIA E-MAIL (dnamark@msn.com)

Mr. Conrad Gebhart

Re: Shareholder Proposal of Conrad Gebhart

Dear Mr. Gebhart:

This letter acknowledges receipt of your e-mail dated September 30, 2007 requesting that Great Plains Energy Incorporated ("Company") include a proposal in its proxy statement for its next general stockholders' meeting, which will be the 2008 Annual Meeting to be held on May 6, 2008.

In order to have a proposal included in our proxy statement, you must meet the eligibility and procedural requirements under both the Company's bylaws and the rules of the Securities and Exchange Commission ("SEC") relating to shareholder proposals. Your current proposal does not meet the following requirements:

1. Your proposal should state as clearly as possible the course of action that you believe the Company should follow. The proposal you submitted states:

    WHEREAS in an environment of energy independence and alternative energy power development nuclear power generation necessitates a continuing review of needs within transmission line grids.

    WHEREAS nuclear power generation applications are under current reports increasingly being submitted to the Nuclear Regulatory Commission and Public Service commissions.

    WHEREAS the area of the old Oregon, Missouri, InterUrban (ELECTRIC) is along the current MO., Hwy. Route "T" (minor collector), and excavations onto firm limestone foundations have been accomplished by MoDOT leaving by their foresight a gradient to 18,000-20,000 acre watershed for gravity flow water resources, in the UTM location of N. 39 Degrees 57.939 W. 95 Degrees 10.575 we hereby as major shareholders in Great Plains Power ask this shareholder resolution be added to the next general stockholder's meeting.

    As currently drafted, we are unable to determine what action, if any, you are seeking. Please clarify what specific action you are asking the Company to take. Please keep in mind that the proposal and any accompanying supporting statement may not exceed 500 words.

2. In order to be eligible to submit a proposal for inclusion in our proxy statement, you must have continuously held at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting. You did not provide any of the required proof of your ownership of the common stock of Great Plains Energy. We

attempted to verify your ownership of shares through Company records and were unable to locate any record of ownership for Conrad Gebhart. However, you may own shares through a broker or a bank and we do not have access to those records to verify whether you meet the ownership requirement under the SEC's rules.

Please send me a record from your brokerage firm or bank (or other nominee) verifying that you have continuously held the required amount of Company common stock for at least the one-year period ended September 30, 2007.

3. You also must provide the following information with your proposal:

   a. Your address;
   b. A description of all arrangements or understandings between you and any other person or person (including their names) in connection with your proposal;
   c. Any material interest you have in such proposal; and
   d. A representation that you intend to appear in person or by proxy at the annual meeting to bring such business before the meeting.

Please provide the requested information to me either by e-mail or regular mail at the e-mail or mailing address shown above. Your response must be sent or postmarked no later than 14 days from the date you receive this letter, or the Company will be entitled to exclude your proposal from its proxy statement pursuant to the SEC rules. To avoid any errors or misunderstandings, we suggest that you use a form of mail that provides proof of delivery.

For your information, a copy of the SEC's rules relating to shareholder proposals is enclosed.

Sincerely,



Mark G. English
General Counsel and Assistant Corporate Secretary

Attachments

Rule 14a-8 -- Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

   1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

   2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

      i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

      ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or

amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?

1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 of the Investment Company Act of 1940. [Editor's note: This section was redesignated as Rule 30e-1. See 66 FR 3734, 3759, Jan. 16, 2001.] In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

    1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

    2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

    1. Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

    2. If the company holds it shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

    3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

    1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1)

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

---

2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2)

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

---

3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;
4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;
5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;
6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;
7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;
8. Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9)

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

---

10. Substantially implemented: If the company has already substantially implemented the proposal;

11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

    i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;

    ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

    iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

    1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

    2. The company must file six paper copies of the following:

i. The proposal;

ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

2. However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti- fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

3. We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

    i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

    ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

December 12, 2007

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Great Plains Energy Incorporated
Incoming letter dated November 7, 2007

The submission relates to "nuclear power generation."

To the extent the submission involves a rule 14a-8 issue, there appears to be some basis for your view that Great Plains may exclude the proposal under rule 14a-8(f). We note that the proponent appears not to have responded to Great Plains' request for documentary support indicating that the proponent has satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Great Plains omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Great Plains relies.

Sincerely,



Ted Yu
Special Counsel

END